UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 17, 2008**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 -- Financial Information

Item 2.02 Results of Operations and Financial Condition

On April 17, 2008 First Financial Holdings, Inc. announced Second quarter results. For more information regarding this matter, see the press release and additional financial information attached hereto as Exhibit 99.1.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit (99.1). Press release dated April 17, 2008 with additional financial information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall
R. Wayne Hall
Executive Vice President
and Chief Financial Officer

Date: April 17, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Second Quarter Results and additional financial information

Exhibit 99.1

First Financial Holdings, Inc. Second Quarter Results

and additional financial information.

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President-Investor Relations
and Corporate Secretary
(843) 529-5931 or (843) 729-7005

FIRST FINANCIAL HOLDINGS, INC.
REPORTS STRONG SECOND QUARTER RESULTS

Charleston, South Carolina (April 17, 2008) – First Financial Holdings, Inc. ("Company") (NASDAQ GSM: FFCH) today reported net income for the second quarter of its fiscal year ending September 30, 2008. Net income for the quarter ended March 31, 2008 remained unchanged at $7.5 million compared with the quarter ended March 31, 2007. Basic and diluted earnings per share totaled $0.65 and $0.64, respectively, for the current quarter, compared to $0.62 per diluted share and $.63 per basic share for the quarter ended March 31, 2007. Net income and diluted earnings per share for the six months ended March 31, 2008 totaled $10.4 million, or $0.89, compared with $13.4 million, or $1.09 per diluted share, for the six months ended March 31, 2007.

President and Chief Executive Officer A. Thomas Hood commented, "We are very pleased with our results this quarter. Net income and earnings per share were consistent with the comparable quarter and increased 160% over the linked quarter. Net interest income for the quarter ended March 31, 2008 was $22.1 million, increasing from $21.1 million or 5.1% for the linked quarter ended December 31, 2007. Mortgage banking income increased by $2.2 million or 285.6% from the comparative quarter ended March 31, 2007. Because of the strategies we have in place to protect the value of our capitalized mortgage servicing asset from interest rate risk and the increased demand for mortgage loans and refinancing of existing mortgage loans, we had a significant increase in our mortgage banking income for the quarter ended March 31, 2008.

The March quarter also typically results in seasonally higher revenues from our insurance subsidiary, First Southeast Insurance Services. Insurance revenues for the quarter ended March 31, 2008 were $6.5 million and met our expectation."

"The net interest margin was 3.35% for the quarter ended March 31, 2008 compared to a net interest margin of 3.38% for the quarter ended March 31, 2007. Compared with the most recent quarter, the net interest margin increased by 12 basis points from a net interest margin of 3.23% for the quarter ended December 31, 2007. We have been able to lower funding costs as a result of recent declines in the Fed Funds rate and similar declines in deposit rates in our markets."

The Company recognized a loan loss provision of $3.6 million for the quarter ended March 31, 2008 compared to $3.2 million for the quarter ended December 31, 2007, and $1.1 million for the quarter ended March 31, 2007. The increase in the provision on both a linked and comparative quarter basis is attributable to increased charge offs and the current economic slow down. It should be noted that we increased our loan loss reserve as a percent of total loans from 76 basis points during the quarter ended December 31, 2007 to 80 basis points during the quarter ended March 31, 2008. Problem assets, which include problem loans as well as real estate owned, as a percentage of total assets were 0.60% at March 31, 2008 compared with 0.24% at March 31, 2007 and 0.46% at December 31, 2007. The Company's loan loss reserve coverage of non-performing loans was 138.8% at March 31, 2008 compared to 289.1% at March 31, 2007 and 163.6% at December 31, 2007.

-more-

Hood noted, "We continue to carefully analyze and monitor credit trends in our loan portfolio. The Company continues to experience higher levels of non-performing loans and net loan charge-offs. Annualized net loan charge-offs as a percentage of net loans totaled 0.43% for the quarter ended March 31, 2008 compared with 0.20% for the comparable quarter one year ago and 0.36% for the quarter ended December 31, 2007. We also experienced an increase in our home equity loan charge-offs during this quarter."

The Company's operating results for the second quarter of 2008 were favorably affected by a $645 thousand pre-tax gain from the redemption of VISA Inc. Class B common stock in connection with its initial public offering in March 2008, and the reversal of a pre-tax charge of $260 thousand recognized in the first quarter of fiscal 2008 related to a reserve established for the Company's share of the VISA Inc. litigation settlements. We reversed the litigation settlement reserve as a result of VISA Inc. establishing an escrow account to satisfy this obligation as part of its initial public offering. The net after-tax effect of these two VISA Inc. items increased net income for the second quarter of 2008 by $552 thousand.

Non-interest income totaled $17.8 million for the second quarter of fiscal 2008, an increase of $3.1 million from $14.7 million for the quarter ended March 31, 2007. Again, this increase during the quarter is primarily attributable to increases in mortgage banking operations and service charges and fees on deposit accounts. Total revenues, defined as net interest income plus total other income, excluding gains on sales of investments and gains on disposition of assets, increased to $39.2 million, for the quarter ended March 31, 2008, an increase of $4.4 million, or 12.6%, from $34.8 million during the comparable quarter ended March 31, 2007.

Total non-interest expenses, net of the reversal of VISA litigation expenses discussed earlier, decreased by $2.1 million, or 7.8%, to $24.3 million for the quarter ended March 31, 2008 compared to $26.4 million for the quarter ended December 31, 2007. While the effects of our early retirement program have reduced salary and employee benefits costs, we continue to see higher occupancy expenses related to our on-going property renovations. This renovation work is nearly complete and we anticipate starting to lease the unoccupied space in the near future.

Hood continued, "One of our ongoing goals is to increase non-interest revenues and to improve our operating efficiency. With the recently completed early retirement program announced in the quarter ending December 31, 2007, we are seeing positive results in our efficiency trends. We are also working on technology initiatives such as merchant capture systems and document imaging systems that will further improve our efficiency."

"In-store expansion and diversification continued with the February 2008 opening of our 14th in-store sales center in the Lowe's Food Store in Murrells Inlet, South Carolina. Two additional in-store sales centers are expected to open in late fiscal 2008. In order to take advantage of emerging markets, we are relocating our Shoppers Port branch on Highway 17 South in Charleston. Likewise, in Florence, South Carolina we are consolidating our Second Loop and South Park branches into one office near our current South Park location."

Hood continued, "Last week, we announced that our subsidiary, First Southeast Insurance Services, Inc. acquired the operations of The Somers-Pardue Agency, Inc., a Burlington, North Carolina-based independent insurance agency. We are very excited to have their team of professionals join the First Financial family. They will be strategic partners in our insurance and financial services businesses, contributing further to the diversification of our non-interest revenues. First Southeast Insurance now represents more than 40 major insurance companies offering an extensive group of personal and business insurance products."

"While current market conditions continue to present many challenges, we are dedicated to finding the best financial solutions for our customers and the best results for our shareholders. Our Board of Directors, officers and employees are very focused on achieving financial and operational goals for fiscal 2008," Hood concluded.

As of March 31, 2008, First Financial's total assets were $2.9 billion, loans receivable totaled $2.2 billion and deposits were $1.9 billion. Stockholders' equity was $186.6 million and book value per common share totaled $16.00 at March 31, 2008.

First Financial is the holding company for First Federal Savings and Loan Association of Charleston, which operates 57 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services.

NOTE: A. Thomas Hood, President and CEO of the Company, and R. Wayne Hall, Executive Vice President and CFO, will discuss these results in a conference call at 2:00 PM (ET), April 17, 2008. The call can be accessed via a webcast available on First Financial's website at www.firstfinancialholdings.com.

Forward Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2007. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

Such forward-looking statements may include projections. Such projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the SEC regarding projections and forecasts nor have such projections been audited, examined or otherwise reviewed by independent auditors of the Company. In addition, such projections are based upon many estimates and inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of management of the Company. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by the Company that the projections will prove to be correct. The Company does not undertake to update any forward-looking statement that may be made on behalf of the Company.

For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com or contact Dorothy B. Wright, Vice President-Investor Relations and Corporate Secretary, (843) 529-5931.

FIRST FINANCIAL HOLDINGS, INC.
Unaudited Consolidated Financial Highlights
(in thousands, except share data)

	Three Months Ended			Six Months Ended	
	03/31/08	03/31/07	12/31/07	03/31/08	03/31/07
Statements of Income					
Interest income	$ 43,810	$ 41,388	$ 44,363	$ 88,172	$ 82,573
Interest expense	21,669	20,933	23,303	44,972	41,416
Net interest income	22,141	20,455	21,060	43,200	41,157
Provision for loan losses	(3,567)	(1,071)	(3,248)	(6,814)	(1,924)
Net interest income after provision	18,574	19,384	17,812	36,386	39,233
Other income					
Net gain on sale of investments and mortgage-backed securities	645	266	100	746	266
Brokerage fees	906	709	680	1,586	1,316
Commissions on insurance	6,532	6,970	4,037	10,569	10,900
Other agency income	237	325	250	487	572
Service charges and fees on deposit accounts	5,780	4,938	6,077	11,857	10,028
Mortgage banking income	2,961	768	1,849	4,810	2,055
Gains on disposition of assets	59	19	36	96	75
Other	681	689	611	1,290	1,136
Total other income	17,801	14,684	13,640	31,441	26,348
Other expenses					
Salaries and employee benefits	15,963	14,840	18,007	33,971	30,013
Occupancy costs	2,012	1,566	2,034	4,046	3,221
Marketing	570	562	694	1,264	989
Furniture and equipment expense	1,481	1,380	1,532	3,013	2,753
Other	4,036	3,978	4,373	8,408	7,861
Total other expenses	24,062	22,326	26,640	50,702	44,837
Income before income taxes	12,313	11,742	4,812	17,125	20,744
Provision for income taxes	4,783	4,202	1,915	6,698	7,361
Net income	7,530	7,540	2,897	10,427	13,383
Earnings per common share:					
Basic	0.65	0.63	0.25	0.89	1.11
Diluted	0.64	0.62	0.25	0.89	1.09
Average shares outstanding	11,659	12,043	11,646	11,652	12,044
Average diluted shares outstanding	11,675	12,223	11,727	11,701	12,242
Ratios:					
Return on average equity	16.11%	15.99%	6.21%	11.18%	14.31%
Return on average assets	1.06%	1.13%	0.42%	0.74%	1.00%
Net interest margin	3.35%	3.38%	3.23%	3.30%	3.37%
Total other expense/average assets	3.37%	3.41%	3.86%	3.61%	3.43%
Efficiency ratio (1)	61.39%	64.21%	71.10%	65.93%	66.95%
Net charge-offs/loans, annualized	0.43%	0.20%	0.36%	0.40%	0.18%

(1) Excludes from income - (losses) gains on sales of securities, net real estate operations,
gains on disposition of assets; excludes from expenses - early retirement expenses,
expenses related to VISA litigation.

Please Note: Certain prior period amounts have been reclassified to conform to current period presentation.

FIRST FINANCIAL HOLDINGS, INC.
Unaudited Consolidated Financial Highlights
(in thousands, except share data)

	03/31/08	03/31/07	12/31/07
Statements of Financial Condition			
Assets			
Cash and cash equivalents	$ 77,722	$ 118,653	$ 74,448
Investments	64,642	50,885	63,399
Mortgage-backed securities	370,848	285,321	345,397
Loans receivable, net	2,232,058	2,107,651	2,194,972
Office properties, net	76,708	63,349	74,791
Real estate owned	4,310	1,277	2,748
Intangible assets	22,420	22,823	22,523
Other assets	39,796	41,395	39,429
Total Assets	2,888,504	2,691,354	2,817,707
Liabilities			
Deposits	1,875,099	1,877,084	1,806,585
Advances from FHLB	719,000	454,000	708,000
Other borrowings	52,204	104,730	52,206
Other liabilities	55,575	66,194	63,620
Total Liabilities	2,701,878	2,502,008	2,630,411
Stockholders' equity			
Stockholders' equity	295,545	282,528	290,608
Treasury stock	(103,268)	(91,741)	(103,268)
Accumulated other comprehensive loss	(5,651)	(1,441)	(44)
Total stockholders' equity	186,626	189,346	187,296
Total liabilities and stockholders' equity	2,888,504	2,691,354	2,817,707
Stockholders' equity/assets	6.46%	7.04%	6.65%
Common shares outstanding	11,663	11,950	11,657
Book value per share	$ 16.00	$ 15.84	$ 16.07

	03/31/08	03/31/07	12/31/07
Credit quality-quarterly results			
Total reserves for loan losses	$ 17,901	$ 14,756	$ 16,692
Loan loss reserves / loans	0.80%	0.70%	0.76%
Reserves/non-performing loans	138.78%	289.05%	163.63%
Provision for losses	$ 3,567	$ 1,071	$ 3,248
Net loan charge-offs	$ 2,358	$ 1,030	$ 1,983
Problem assets			
Non-accrual loans	$ 12,800	$ 5,049	$ 10,133
Accruing loans 90 days or more past due	99	56	68
REO through foreclosure	4,310	1,277	2,748
Total	$ 17,209	$ 6,382	$ 12,949
As a percent of total assets	0.60%	0.24%	0.46%

First Financial Holdings, Inc.

(dollars in thousands)

					As of / For the Quarter Ended (Unaudited)			
BALANCE SHEET	03/31/08	12/31/07	09/30/07	06/30/07	03/31/07	12/31/06	09/30/06	06/30/06
Assets								
Cash and investments	$ 142,364	$ 137,847	$ 132,963	$ 151,474	$ 169,538	$ 161,515	$ 180,366	$ 186,569
Loans receivable	2,232,058	2,194,972	2,140,769	2,122,228	2,107,651	2,077,411	2,061,129	2,047,966
Mortgage-backed securities	370,848	345,397	297,011	264,655	285,321	290,148	296,493	298,022
Office properties and equip.	76,708	74,791	74,303	66,140	63,349	60,429	56,080	53,885
Real estate owned	4,310	2,748	1,513	1,560	1,277	2,005	1,920	1,725
Other assets	62,216	61,952	64,811	64,877	64,218	63,520	62,140	63,527
Total assets	$ 2,888,504	$ 2,817,707	$ 2,711,370	$ 2,670,934	$ 2,691,354	$ 2,655,028	$ 2,658,128	$ 2,651,694
Liabilities								
Deposits	$ 1,875,099	$ 1,806,585	$ 1,854,051	$ 1,885,677	$ 1,877,084	$ 1,819,804	$ 1,823,028	$ 1,812,002
Advances-FHLB	719,000	708,000	554,000	435,000	454,000	475,000	465,000	517,000
Other borrowed money	52,204	52,206	52,207	97,258	104,730	112,996	115,968	74,029
Other liabilities	55,575	63,620	65,397	64,240	66,194	59,248	70,367	71,878
Total liabilities	2,701,878	2,630,411	2,525,655	2,482,175	2,502,008	2,467,048	2,474,363	2,474,909
Total stockholders' equity	186,626	187,296	185,715	188,759	189,346	187,980	183,765	176,785
Total liabilities and stockholders' equity	$ 2,888,504	$ 2,817,707	$ 2,711,370	$ 2,670,934	$ 2,691,354	$ 2,655,028	$ 2,658,128	$ 2,651,694
Total shares o/s	11,663	11,657	11,635	11,841	11,950	12,065	12,021	12,000
Book value per share	$ 16.00	$ 16.07	$ 15.96	$ 15.94	$ 15.84	$ 15.58	$ 15.29	$ 14.73
Equity/assets	6.46%	6.65%	6.85%	7.07%	7.04%	7.08%	6.91%	6.67%
AVERAGE BALANCES								
Total assets	$ 2,853,106	$ 2,764,539	$ 2,691,152	$ 2,681,144	$ 2,673,191	$ 2,656,578	$ 2,655,784	$ 2,621,396
Earning assets	2,655,387	2,584,426	2,476,732	2,477,751	2,453,456	2,437,654	2,434,301	2,405,440
Loans	2,227,139	2,189,044	2,142,475	2,131,985	2,103,270	2,080,090	2,072,423	2,023,916
Costing liabilities	2,612,019	2,523,927	2,432,008	2,444,677	2,419,069	2,384,137	2,394,502	2,379,397
Deposits	1,841,855	1,841,414	1,874,849	1,878,237	1,836,062	1,826,960	1,814,111	1,804,496
Equity	186,961	186,506	187,237	189,053	188,663	185,861	180,275	175,358

First Financial Holdings, Inc.
(dollars in thousands)

				Quarter Ended (Unaudited)						Fiscal Year	
	03/31/08	12/31/07	09/30/07	06/30/07	03/31/07	12/31/06	09/30/06	06/30/06	09/30/07	09/30/06
STATEMENT OF OPERATIONS											
Total interest income	$ 43,810	$ 44,363	$ 42,931	$ 42,540	$ 41,388	$ 41,185	$ 40,670	$ 38,652	$ 168,044	$ 151,340
Total interest expense	21,669	23,303	22,239	21,559	20,933	20,483	20,022	18,413	85,214	71,615
Net interest income	22,141	21,060	20,692	20,981	20,455	20,702	20,648	20,239	82,830	79,725
Provision for loan losses	(3,567)	(3,248)	(1,850)	(1,390)	(1,071)	(853)	(1,100)	(1,415)	(5,164)	(4,895)
Net int. inc. after provision	18,574	17,812	18,842	19,591	19,384	19,849	19,548	18,824	77,666	74,830
Other income										
Gain on investment securities	645	100			266		11	(9)	266	5
Brokerage fees	906	680	665	570	709	607	664	694	2,551	2,777
Commissions on insurance	6,532	4,037	4,883	5,082	6,970	3,930	4,921	4,986	20,865	19,607
Other agency income	237	250	288	321	325	247	303	313	1,181	1,185
Mortgage banking income	2,961	1,849	922	1,278	768	1,287	883	1,287	4,255	4,989
Svc. chgs/fees-dep. accts	5,780	6,077	5,818	5,720	4,938	5,090	5,130	5,073	21,566	20,266
Real estate operations (net)	(140)	(65)	(152)	(203)	(100)	(186)	(87)	(140)	(641)	(607)
Gains (losses) on disposition of properties	59	36	40	115	19	56	74	801	230	989
Other	821	676	910	612	789	633	871	583	2,945	2,744
Total other income	17,801	13,640	13,374	13,495	14,684	11,664	12,770	13,588	53,218	51,955
Other expenses										
Salaries & employee benefits	15,963	18,007	14,172	14,596	14,840	15,173	14,045	13,549	58,669	54,648
Occupancy costs	2,012	2,034	1,810	1,601	1,566	1,655	1,561	1,603	6,632	5,754
Marketing	570	694	521	751	562	427	576	690	2,261	2,353
Furniture and equipment expense	1,481	1,532	1,641	1,473	1,380	1,373	1,395	1,360	5,867	5,406
Other	4,036	4,373	4,677	4,357	3,978	3,883	4,003	4,082	17,008	15,774
Total other expenses	24,062	26,640	22,821	22,778	22,326	22,511	21,580	21,284	90,437	83,935
Income before taxes	12,313	4,812	9,395	10,308	11,742	9,002	10,738	11,128	40,447	42,850
Provision for income taxes	4,783	1,915	4,204	3,810	4,202	3,159	3,820	3,949	15,375	15,221
Net Income	$ 7,530	$ 2,897	$ 5,191	$ 6,498	$ 7,540	$ 5,843	$ 6,918	$ 7,179	$ 25,072	$ 27,629

Note: Certain prior period amounts have been reclassified to conform to current period presentation.

Average shares o/s, basic	11,659	11,646	11,741	11,886	12,043	12,046	12,007	12,013	11,929	12,024
Average shares o/s, diluted	11,675	11,727	11,842	12,032	12,223	12,259	12,174	12,163	12,089	12,190
Net income per share - basic	$ 0.65	$ 0.25	$ 0.44	$ 0.55	$ 0.63	$ 0.49	$ 0.58	$ 0.60	$ 2.10	$ 2.30
Net income per share - diluted	$ 0.64	$ 0.25	$ 0.44	$ 0.54	$ 0.62	$ 0.48	$ 0.57	$ 0.59	$ 2.07	$ 2.27
Dividends paid per share	$ 0.255	$ 0.255	$ 0.25	$ 0.25	$ 0.25	$ 0.25	$ 0.24	$ 0.24	$ 1.00	$ 0.92

First Financial Holdings, Inc.
(dollars in thousands)

				Quarter Ended (unaudited)					Fiscal Year	
	03/31/08	12/31/07	09/30/07	06/30/07	03/31/07	12/31/06	09/30/06	06/30/06	09/30/07	09/30/06
OTHER RATIOS										
Return on Average Assets	1.06%	0.42%	0.77%	0.97%	1.13%	0.88%	1.04%	1.10%	0.94%	1.06%
Return on Average Equity	16.11%	6.21%	11.09%	13.75%	15.99%	12.52%	15.35%	16.38%	13.40%	15.76%
Average yield on earning assets	6.63%	6.81%	6.89%	6.88%	6.84%	6.70%	6.63%	6.44%	6.82%	6.35%
Average cost of paying liabilities	3.34%	3.67%	3.65%	3.54%	3.51%	3.41%	3.32%	3.10%	3.53%	3.05%
Gross spread	3.29%	3.14%	3.24%	3.34%	3.33%	3.29%	3.31%	3.34%	3.29%	3.30%
Net interest margin	3.35%	3.23%	3.31%	3.40%	3.38%	3.37%	3.37%	3.38%	3.36%	3.35%
Operating exp./avg. assets	3.37%	3.86%	3.48%	3.50%	3.41%	3.47%	3.34%	3.31%	3.46%	3.32%
Efficiency ratio	61.39%	71.10%	66.77%	65.90%	63.87%	69.27%	65.22%	64.74%	66.40%	64.68%

Note: Average yields, costs and margins
for prior periods adjusted to actual days

COMPOSITION OF GROSS LOAN PORTFOLIO										
Mortgage Loans (1-4 Family)	$ 916,104	$ 912,008	$ 904,363	$ 904,138	$ 912,100	$ 909,164	$ 910,497	$ 908,743		
Construction Loans (1-4 Family)	70,450	73,048	82,714	86,074	89,615	90,171	101,702	106,787		
Commercial Real Estate	340,872	326,975	293,849	284,649	286,103	282,396	283,016	286,013		
Commercial Business Loans	84,798	82,836	81,846	83,629	86,890	82,974	82,316	78,314		
Land	251,937	246,532	231,415	227,471	222,165	219,349	206,858	195,950		
Home Equity Lines of Credit	281,178	270,880	263,922	263,588	257,281	255,609	252,393	253,884		
Mobile Home Loans	210,287	206,270	199,349	193,449	184,704	179,440	173,801	170,262		
Credit Cards	15,638	16,198	14,775	14,272	13,940	14,579	13,334	13,298		
Other Consumer Loans	136,546	138,282	138,484	134,944	120,330	118,211	119,741	117,665		
	$ 2,307,810	$ 2,273,029	$ 2,210,717	$ 2,192,214	$ 2,173,128	$ 2,151,893	$ 2,143,658	$ 2,130,916		

Note: The Composition of Gross Loans above
has been changed to collateral type which agrees
with the 10Qs as filed with the SEC.

ASSET QUALITY										
Non-accrual loans	$ 12,800	$ 10,133	$ 6,087	$ 5,710	$ 5,049	$ 3,796	$ 3,684	$ 5,020		
Loans 90 days or more past due	99	68	49	90	56	44	64	64		
REO thru foreclosure	4,310	2,748	1,513	1,560	1,277	2,005	1,920	1,725		
TOTAL	$ 17,209	$ 12,949	$ 7,649	$ 7,360	$ 6,382	$ 5,845	$ 5,668	$ 6,809		
LOAN AND REO LOSS RESERVES										
Total reserves for loan losses	$ 17,901	$ 16,692	$ 15,428	$ 15,188	$ 14,756	$ 14,714	$ 14,681	$ 14,518		
Loan loss reserves/ loans	0.80%	0.76%	0.72%	0.71%	0.70%	0.70%	0.71%	0.70%		
Provision for losses	3,567	3,248	1,850	1,390	1,071	853	1,100	1,415		
Net loan charge-offs	2,358	1,983	1,610	958	1,030	820	938	1,118		
Net charge-offs/average net loans	0.11%	0.09%	0.08%	0.05%	0.05%	0.04%	0.04%	0.06%		
Annualized net charge-offs/av.loans	0.43%	0.36%	0.30%	0.18%	0.19%	0.16%	0.18%	0.22%		